Exhibit 99.1

TJGC Group Limited in Negotiations for AI and Robotics Technology License

HONG KONG, Aug. 10, 2026 (GLOBE NEWSWIRE) – TJGC Group Limited (Nasdaq: TJGC) (the “Company”) today announced it is negotiating a potential intellectual property license agreement with a robotics technology provider. The parties hope to enter into a definitive agreement granting the Company non-exclusive, worldwide rights to commercialize certain artificial intelligence and robotics technologies in intelligent automation products.

The Company stated that the potential license aligns with its intelligent automation strategy and would enhance its technology portfolio. There is no assurance the parties will reach a definitive agreement.

About TJGC Group Limited

TJGC Group Limited, through its subsidiary, Ctrl Media Limited provides integrated marketing and advertising services in Hong Kong. The company offers services to mobile game developers, principally developers of mobile gaming applications that gamers download from the developers’ websites and applicable mobile operating systems, such as Apple Store or Android Google Play Store. It also uses digital media, such as online social media platforms, websites, and search engines over the Internet to broadcast the advertising campaigns. In addition, the company undertakes contracts with YouTuber, KOL, and local celebrities to film introductory gaming videos for broadcast in their personal blogs and social media platforms; offers physical media, including podium platforms with transportation terminals and public venues to broadcast advertising campaigns; and assists clients to plan and prepare their exhibition booths in the animation-comic-game and other offline marketing events. The company was formerly known as Ctrl Group Limited and change its name to TJGC Group Limited in November 2025. TJGC Group Limited was incorporated in 2022 and is based in Hung Hom, Hong Kong.

Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,”“believe,”“continue,”“could,”“estimate,”“expect,”“intend,”“may,”“plan,”“potential,”“predict,”“project,”“should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and TJGC specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

Investor Relations

Ctrl Media Limited

Phone: +852-3107-4887

Email: project@ctrl-media.com